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                                                            EXHIBIT 99.1

Contact:  Robert Siegfried    Contact:  Jerry Mo
          Kekst and Company             Peak International Ltd.
          (212) 52l-4800                Austin, Texas
                                        (512) 339-4684 or
                                        Hong Kong
                                        (852) 2492-2287


PEAK INTERNATIONAL REPORTS CONTINUING MOMENTUM IN ITS BUSINESS


FOR IMMEDIATE RELEASE

HONG KONG AND AUSTIN, TEXAS, APRIL 7, 1999 - In response to inquiries, Peak International (Nasdaq: PEAKF) (AMEX: PTT) today reported continuing momentum in its business, reflecting ongoing strengthening in the semi-conductor industry and customer demand for Peak's products. Peak expects to report sales of approximately $17.5 million for the fiscal quarter ended March 31, 1999. Peak further noted that it attained higher revenues for the month of March than for any of the last 12 months.

Peak emphasized that it is meeting its customer demands, and that it has not experienced the transitory delays in order taking or customer service, disclosed as possible in a previous announcement, and further, that it has experienced no stoppages at its factories. Peak also stated that its cash position is strong, and that it has no borrowings.

Peak reaffirmed that it is actively searching for a new President and CEO as part of the Company's goal to build its senior management leadership.

Jerry Mo, acting President and CEO said, "Contrary to the self-serving efforts and inaccurate statements of certain parties interested in depressing the price of the Company stock, Peak's market position, the momentum building in its business, and its financial strength all position the Company to attain long term growth and enhance shareholder value. We are very pleased with March sales results and are confident about business developments."

Currently, the Company is expected to announce its year-end results and earnings in early May.

Peak International Limited is a leading supplier of precision engineered packaging products for the storage, transportation, and automated handling of semiconductor devices and electronic components.

This press release contains certain forward-looking statements, which Peak is making in reliance on the safe harbor provisions of the Private Securities Litigation Act of 1995. Investors are
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cautioned that all forward-looking statements are subject to significant risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the company, or industry results, to be materially different form any future results, performance or achievements expressed or implied by such forward-looking statements. Additional information concerning risk factors that could cause actual results to differ materially from those projected in the forward-looking statements is contained in the Company's filings with the Securities and Exchange Commission.

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